SEC FILE NUMBER: 001-38852

CUSIP NUMBER: 781314 109

UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549 FORM 12b-25 NOTIFICATION OF LATE FILING

(Check one):

☐ Form 10-K   ☒ Form 20-F   ☐ Form 11-K   ☐ Form 10-Q  ☐ Form 10-D   ☐ Form N-SAR  ☐ Form N-CSR

For Period Ended:  March 31, 2020

☐  Transition Report on Form 10-K

☐  Transition Report on Form 20-F

☐  Transition Report on Form 11-K

☐  Transition Report on Form 10-Q

For the Transition Period Ended: _______________________________________________

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

Not applicable

PART I — REGISTRANT INFORMATION

Ruhnn Holding Limited

Full Name of Registrant

Not applicable

Former Name if Applicable

11F, Building 2, Lvgu Chuangzhi Development Center, 788 Hong Pu Road

Address of Principal Executive Office (Street and Number)

Jianggan District, Hangzhou 310016, People’s Republic of China

City, State and Zip Code

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

(a) The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
☒

(b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-CEN or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

(c) The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-CEN, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

Ruhnn Holding Limited (the “Company”) respectfully notifies the Securities and Exchange Commission that the Company is unable to file its annual report on Form 20-F for the year ended March 31, 2020 (the “Form 20-F”) on or before the prescribed due date of July 31, 2020 without unreasonable effort or expense, because the Company needs more time to prepare and review its consolidated financial statements as of and for the fiscal year ended March 31, 2020 and notes thereto.

The Company’s management expects that the Form 20-F will be filed within the fifteen-day grace period permitted by Rule 12b-25 under the Securities Exchange Act of 1934, as amended.

Forward-Looking Statements

This notification on Form 12b-25 includes forward-looking statements within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934, both as amended by the U.S. Private Securities Litigation Reform Act of 1995. The words “expects” and “intends” and similar terms and phrases are used in this notification to identify forward-looking statements, including statements regarding the estimated timing for the filing of the Company’s Form 20-F. Risks, uncertainties and assumptions that could affect the Company’s forward-looking statements include, among other things, the time needed for the Company to finalize and file its Form 20-F. Unless required by law, the Company expressly disclaims any obligation to update publicly any forward-looking statements, whether as a result of new information, future events or otherwise.

PART IV — OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

Jacky Jinbo Wang	(86-571)	28889393
(Name)	(Area Code)	(Telephone Number)

(2)

Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed ? If answer is no, identify report(s). Yes ☒  No ☐

(3)

Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?  Yes ☒  No ☐

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

Significant changes in the Company’s results of operations from the corresponding period for the last fiscal year were reflected in the Company’s press release dated June 3, 2020 reporting its unaudited consolidated financial results for the quarter and full fiscal year ended March 31, 2020 that was furnished to the Commission on Form 6-K on the same date, and the Company currently does not anticipate any other such significant change to be reflected by the earnings statement to be included in the subject report or portion thereof.

Ruhnn Holding Limited

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: July 31, 2020	By:	/s/ Jacky Jinbo Wang
	Name:	Jacky Jinbo Wang
	Title:	Chief Financial Officer

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative’s authority to sign on behalf of the registrant shall be filed with the form.

ATTENTION Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).

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